For Immediate Release

Adverse Decision Rendered in an Appeal by MTS of an Israeli Tax Ruling for the 1997 to 1999 period

RA'ANANA, Israel – October 24, 2012 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced that the Tel-Aviv District Court rendered its decision relating to the Company’s appeal of a tax ruling of the Israeli tax authorities that was issued with respect to the 1997 to 1999 period.

According to the decision, the Company’s claims were partly accepted and partly rejected, which will require MTS to increase the provision already made in its financial statements for this tax exposure. The Company has not as yet received an assessment from the tax authorities as to the amount they believe is due. Accordingly, the Company and its tax counsel are working to determine the financial impact of the ruling, which will be included in the Company’s third quarter financial statements.

The Company is studying the decision and seeking the guidance of its tax counsel to determine whether there are grounds for appealing this decision to the Supreme Court.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions, telecom billing solutions used by telecommunication service providers and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions -- including integrated management of invoices, assets, wireless, optimization, usage, mobile device management (MDM), procurement, help desk and bill payment ,along with dashboards and reporting tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com